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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-56796

8-49571

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Santander Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Santander Tower B-7 Tabonuco Street, Suite 1800
(No. and Street)

Guaynabo (City) PR (State) 00968-3028 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luis Roig (787) 759-5330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1200 Hato Rey Tower, 268 Munoz Rivera Avenue, San Juan Pr 00918
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Luis Roig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Santander Securities Corporation, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Luis Roig

Signature

Financial Operations Principal

Title

SWORN AND SUBSCRIBED BEFORE ME BE Luis Roig, OF LEGAL AGE, MARRIED AND RESIDENT OF GUAYNABO, PR AS FINANCIAL OPERATIONS PRINCIPAL OF SANTANDER SECURITIES CORPORATION PERSONALLY KNOWN TO ME THIS 25th OF FEBRUARY 2011 IN GUAYNABO, PR.

Aff. -755-

MARJORIE HERNANDEZ NIEVES ABOGADA - NOTARIO

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Santander Securities Corporation and Subsidiary

(A Wholly Owned Subsidiary of Santander BanCorp)

Consolidated Statement of Financial Condition
as of December 31, 2010, and Independent Auditors'
Report (Public Document)

Deloitte.

Deloitte & Touche LLP
Torre Chardón
350 Chardón Ave. Suite 700
San Juan, PR 00918-2140
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Santander Securities Corporation
San Juan, Puerto Rico

We have audited the accompanying consolidated statement of financial condition of Santander Securities Corporation and subsidiary (the "Company"), a Puerto Rico corporation and a wholly owned subsidiary of Santander BanCorp as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2011

Stamp No. 2574780
affixed to original.

SANTANDER SECURITIES CORPORATION AND SUBSIDIARY
(A Wholly Owned Subsidiary of Santander BanCorp)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

ASSETS

CASH AND CASH EQUIVALENTS	$ 13,333,617
DEPOSIT WITH CLEARING BROKER	100,000
SECURITIES OWNED — At fair value	47,700,085
OTHER RECEIVABLES	20,369,333
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — Net	2,476,615
GOODWILL	24,254,097
DUE FROM CLEARING BROKER	14,292,458
ADVISORY-SERVICING RIGHTS — Net	690,000
OTHER ASSETS	1,819,905
TOTAL	$ 125,036,110

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 13,653,039
Subordinated borrowings from Parent Company	40,000,000
Deferred income tax liability — net	3,242,605
Total liabilities	56,895,644
CONTINGENCIES AND COMMITMENTS (Note 11)	
STOCKHOLDER'S EQUITY:	
Common stock, $100 par value — authorized, 400,000 shares; issued and outstanding, 240,000 shares	24,000,000
Additional paid-in capital	2,668,209
Retained earnings	41,472,257
Total stockholder's equity	68,140,466
TOTAL	$ 125,036,110

See notes to consolidated statement of financial condition.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business — Santander Securities Corporation and subsidiary (the "Company") are both Puerto Rico corporations. On December 30, 2003, the Company became a wholly owned subsidiary of Santander BanCorp (the "Parent Company"), a wholly owned subsidiary of Banco Santander, S.A. ("Santander Spain"), as a result of the acquisition of all the issued and outstanding common stock of the Company from Administración de Bancos Latinoamericanos Santander, S.L., a wholly owned subsidiary of Santander Spain. The Company provides securities brokerage services and is a member of the Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation. The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and the Uniform Securities Act of Puerto Rico. The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because it promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers. In addition, the Company provides portfolio management services through its wholly owned subsidiary, Santander Asset Management Corporation (the "Subsidiary"). The Subsidiary is a registered investment adviser under Section 203(c) of the Investment Advisers Act of 1940.

The following is a summary of the Company's most significant accounting policies:

Use of Estimates — In preparing the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates.

Principles of Consolidation — The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Securities Transactions — Proprietary securities transactions are recorded on the trade date as if they had settled.

Securities Owned — The Company acquires securities for trading. These securities owned are acquired and held principally for the purpose of selling them in the near term. Securities owned are carried at fair value.

Furniture, Equipment and Leasehold Improvements — Furniture and equipment are stated at cost, less accumulated depreciation that is computed utilizing the straight-line method over the estimated useful lives of the assets, which range between three and five years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense as incurred.

Goodwill — The Company accounts for goodwill in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 350, *Intangibles — Goodwill and Other*. This topic addresses financial accounting and reporting for acquired goodwill and other intangibles. FASB ASC Topic 350 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in the financial statements upon their acquisition. This topic also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under FASB ASC Topic 350, goodwill and intangible assets that have indefinite useful lives will not be amortized, but rather will be tested at least annually for impairment. Intangible assets with finite useful lives will continue to be amortized over their useful lives. Based in part on an independent assessment of the value of the Company's goodwill at October 1, 2010, management determined that the Company's goodwill was not impaired.

Goodwill was recorded by the Company in connection with the acquisition of Merrill Lynch's retail brokerage business in Puerto Rico on February 25, 2000, and no goodwill impairment has been recorded since such acquisition.

Intangible Assets — The Company acquired rights to serve as the investment advisor for various investments funds. These rights are considered finite-lived intangible assets, which are being amortized over the estimated life of each investment fund.

In accordance with the FASB ASC Topic 360, *Property, Plant and Equipment*, the Company reviews finite-lived intangible assets for impairment whenever an event occurs or circumstances change, which indicates that the carrying amount of such assets may not be fully recoverable. Determination of recoverability is based on the estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss is based on the fair value of the asset compared to its carrying value. If the fair value of the asset is determined to be less than the carrying value, an impairment loss is incurred in the amount equal to the difference.

Cash and Cash Equivalents — The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Income Taxes — The Company uses the asset and liability method for the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company accounts for uncertain tax positions in accordance with FASB ASC Topic 740, *Income Taxes*. Accordingly, the Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return.

2. SECURITIES OWNED

Securities owned at December 31, 2010, carried at fair value, are as follows:

Puerto Rico government obligations, $1,074,832 maturing within one to five years, $5,469,066 maturing within five to 10 years, and $29,604,405 maturing after 10 years, generally at fixed rates ranging from 0% to 7.125%	$36,148,303
Corporate debt securities, $26,838 maturing within one to five years, generally at fixed rates ranging from 0% to 5%	26,838
Mortgage-backed securities, $64,108 maturing within five to 10 years and $80,232 maturing after 10 years, generally at fixed rates ranging from 4.5% to 9%	144,340
United States municipal obligations, $785,358 maturing after 10 years generally at fixed rates ranging from 5% to 5.55%	785,358
Corporate equity securities	10,595,246
Total securities owned	$47,700,085

3. FAIR VALUE DISCLOSURES

Effective January 1, 2008, the Company adopted FASB ASC Topic 820, *Fair Value Measurements and Disclosures*, which provides a framework for measuring fair value under U.S. GAAP.

Additionally, FASB ASC Topic 820 amended FASB ASC Topic 825, *Financial Instruments*, and, as such, the Company follows FASB ASC Topic 820 in determination of FASB ASC Topic 825 fair value disclosure amounts. The disclosures required under FASB ASC Topic 820 and FASB ASC Topic 825 have been included in this note.

Fair Value Hierarchy — FASB ASC Topic 820 defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The topic describes three levels of inputs that may be used to measure fair value.

Level 1 — Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities may include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain U.S. Treasury, other U.S. government and agency mortgage-backed debt securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include securities with quoted prices that are traded less frequently than exchange-traded instruments, securities and derivative contracts, and financial liabilities whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category may generally include certain mortgage-backed debt securities, corporate debt securities, and open-end funds.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category may generally include certain Puerto Rico corporate debt securities, closed-ended funds, mortgage-backed securities, and certain derivative contracts.

Recurring Measurements — The presentation for each of the hierarchy levels of the Company's assets that are measured at fair value on a recurring basis at December 31, 2010, is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Trading securities:				
U.S. treasury bills	$ 99,978	$ -	$ -	$ 99,978
Corporate debt	12,013	14,825		26,838
U.S. municipal bonds		785,358		785,358
Puerto Rico Municipal, government national mortgage association's, and notes		36,148,292	80,275	36,228,567
Closed-end funds			7,624,177	7,624,177
Mortgage-backed securities			64,065	64,065
Corporate equity, U.S. preferred Stocks, and open-end funds		2,971,102		2,971,102
Assets — securities owned	$111,991	$39,919,577	$7,768,517	$47,800,085

Level 3 assets were 16.25% of total assets carried at fair value.

The reconciliation for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2010, is as follows:

	Balance — January 1, 2010	Net Realized/Unrealized Gains (Losses) Included in Earnings (Losses)	Net Realized/Unrealized Gains (Losses) Included in Other Comprehensive Income	Transfers in and/or Out of Level 3	Purchases, Issuances, and Settlements	Balance — December 31, 2010	Unrealized Gains (Losses) Still Held (2)
Securities owned (1)	$8,259,880	$(29,879)	$ -	$ -	$(461,484)	$7,768,517	$(45,241)

(1) Changes in fair value and gains and losses from sale of these instruments are recorded in other revenues. The amounts above do not include interest.

(2) Represents the amount of total gains or losses for the year included in earnings attributable to the change in unrealized gains (losses) relating to assets and liabilities classified as Level 3 that are still held at December 31, 2010.

The table below summarizes those securities owned open-end and closed-end funds outstanding as of December 31, 2010, for which the Company uses the net asset value for valuation purposes.

	Fair Value	Redemptions Frequency
Closed-end funds [1]	$ 7,624,177	N/A
Open-end fixed-income funds[2]	1,503,640	Daily, Weekly
Open-end equity funds[3]	1,467,462	Daily
	$10,595,279	

(1) These funds seek to provide shareholders with a high level of current income consistent with the preservation of capital, its investment policies, and prudent investment management. These funds will invest not less than 67% of its assets in Puerto Rico securities and up to 33% in U.S. securities. The fair value of the funds' investments, which include municipal securities — bonds issued by Puerto Rico and United States governments and agencies, mortgage-backed securities, corporate bonds and preferred stock, are obtained from third-party pricing services providers and by broker-dealers. Market inputs utilized in the pricing evaluation process include, primarily, all or some of the following: benchmark yields, reported trades, broker-dealers quotes, issuer spreads, two-sided markets, bid-offer price or spread, benchmark securities, bids, offers, reference data, benchmark curves, including, but not limited to, Treasury benchmarks, London InterBank Offered Rate (LIBOR) and swap curves, and industry and economic events. Certain securities of the fund for which quotations are not readily available from any source, are valued at fair value by or under the direction of the investment adviser utilizing quotations and other information concerning similar securities obtained from recognized dealers. Short-term securities having a maturity of 60 days or less are valued at amortized cost, which approximates fair value. All Puerto Rico fixed-income securities valuations provided by broker-dealers are priced using the average of two quotes, if available.

(2) These funds seek to provide shareholders with a high level of current income consistent with the preservation of capital, its investment policies, and prudent investment management. There are two funds under this category, one holds not less than 67% of its assets in Puerto Rico securities and up to 33% in U.S. securities, and the other holds not less than 20% of its assets in Puerto Rico securities and up to 80% in non-Puerto Rico securities. The fair value of the funds' investments, which include bonds issued by Puerto Rico and United States governments and agencies, mortgage-backed securities, corporate bonds and preferred stock, are obtained from third-party pricing services providers and by broker-dealers. Market inputs utilized in the pricing evaluation process include, primarily, all or some of the following: benchmark yields, reported trades, broker-dealers quotes, issuer spreads, two-sided markets, bid-offer price or spread, benchmark securities, bids, offers, reference data, benchmark curves, including, but not limited to, Treasury benchmarks, LIBOR and swap curves, and industry and economic events. Certain securities of the fund for which quotations are not readily available from any source, are valued at fair value by or under the direction of the investment adviser utilizing quotations and other information concerning similar securities obtained from recognized dealers. Short-term securities having a maturity of 60 days or less are valued at amortized cost, which approximates fair value. All Puerto Rico fixed-income securities valuations provided by broker-dealers are priced using the average of two quotes, if available.

(3) These funds seek to provide shareholders long-term growth of capital. These funds will invest up to 80% of its assets in common stock and other equity securities of U.S. and foreign companies with small, medium, and large market capitalization, including exchanged-traded funds. One of the funds can also invest in alternative investments. Each fund will invest at least 20% of its assets in Puerto Rico securities. The fair value of the securities is determined on the basis of the valuations provided by dealers or independent pricing services. Equity securities are valued at the official closing price of, or the last reported sales price on, the exchange or market on which such securities are traded, as of the close of business on the day the securities are being valued, or lacking any sales, at the last available bid price. Certain securities of the fund for which quotations are not readily available from any source, are valued at fair value by or under the direction of the investment adviser utilizing quotations and other information concerning similar securities obtained from recognized dealers. Short-term securities having a maturity of 60 days or less are valued at amortized cost, which approximates fair value. All Puerto Rico fixed-income securities valuations provided by broker-dealers are priced using the average of two quotes, if available.

Determination of Fair Value — The following is a description of the valuation methodologies used for instruments recorded at fair value and for estimating fair value for financial instruments not recorded at fair value (FASB ASC Topic 825). The estimated fair value was calculated using certain facts and assumptions, which vary depending on the specific financial instrument.

Short-Term Financial Instruments — Short-term financial instruments, including cash and cash equivalents, due to clearing brokers, due from clearing brokers, accrued interest receivable and payable, other receivables, and certain other assets and liabilities, are carried at historical cost. The carrying amount is a reasonable estimate of fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market.

Securities Owned — Securities owned are recorded at fair value and consist primarily of mortgage-backed securities, Puerto Rico government obligations, corporate debt, and equity securities. Fair value is generally based on quoted market prices. Level 1 securities owned include those identical securities traded in active markets. Level 2 securities owned include those securities for which market prices are not available and fair values are estimated based on dealer quotes, pricing models, discounted cash flow methodologies, or similar techniques for which the determination of fair value may require significant management judgment or estimation. Level 2 trading securities primarily include Puerto Rico government obligations and Puerto Rico open-end funds. Level 3 trading securities primarily include Puerto Rico corporate debt securities and Puerto Rico fixed-income closed-end funds. At December 31, 2010, the majority of these instruments were valued based on dealer indicative quotes and recent trade activity.

The Company holds certain equity securities for which the net asset value is used for valuation purposes. The equity securities held by the Company have limited observable activity, therefore, are classified within Level 2 or 3 of the fair value hierarchy.

Subordinated Borrowings — Subordinated borrowings are carried at historical cost. For FASB ASC Topic 825 disclosures, the fair value is determined by discounting cash flows by market rates currently offered for similar instruments and including adjustments to reflect the current creditworthiness of the Company.

Disclosures About Fair Value of Financial Instruments — The table below is a summary of fair value estimates as of December 31, 2010, for financial instruments, as defined by FASB ASC Topic 825, excluding short-term financial assets and liabilities, for which carrying amounts

approximate fair value, and excluding financial instruments recorded at fair value on a recurring basis. The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding risk characteristics of various financial instruments, current economic conditions, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. In addition, the fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

	Carrying Amount	Fair Value
Subordinated borrowings from Parent Company	$40,000,000	$40,628,694

4. OTHER RECEIVABLES

Other receivables consist primarily of non-interest-bearing advances resulting in notes receivable from employees under employment agreements with maturities that range from one to nine years.

5. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements at December 31, 2010, consist of the following:

Furniture and equipment	$2,148,568
Leasehold improvements	4,832,198
Total furniture, equipment, and leasehold improvements	6,980,766
Less accumulated depreciation and amortization	4,504,151
Furniture, equipment, and leasehold improvements — net	$2,476,615

6. INTANGIBLES

The advisory-servicing rights are related to the acquisition of the right to serve as the investment advisor for First Puerto Rico Growth and Income Fund, acquired in 2000, First Puerto Rico Tax-Exempt Fund, Inc., acquired in 2002, and for First Puerto Rico Growth and Income Fund Inc. and First Puerto Rico Daily Liquidity Fund Inc., acquired in December 2006 (collectively, the "Funds"). These intangible assets are being amortized over a 10-year estimated useful life of the Funds. Under the agreement, the Company receives annual management fees from the Funds equal to a range of 0.4% to 0.5% of the Fund's average weekly net asset value.

The net carrying amount of advisory-servicing rights at December 31, 2010, is as follows:

	Gross Amount	Accumulated Amortization	Impairment	Carrying Amount
Advisory-servicing rights	$3,050,000	$2,360,000	$ -	$690,000

7. SUBORDINATED BORROWINGS FROM PARENT COMPANY AND OTHER RELATED-PARTY TRANSACTIONS

The borrowings under subordination agreements with the Parent Company at December 31, 2010, amounted to $40,000,000 bearing interest at 4.135%, due on July 1, 2013. The accrued interest of such borrowing amounted to $9,189 as of December 31, 2010.

The subordinated borrowings described above are available for computing the minimum net capital requirements under the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") (see Note 10). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

8. LONG-TERM INCENTIVE PLANS

Santander Spain sponsors various nonqualified share-based compensation programs for certain of its employees and those of its subsidiaries, including the Company. All of these plans have been approved by the Board of Directors of the Company. A summary of each of the plans follows:

- A long-term incentive plan for certain eligible officers and key employees, which contains service, performance, and market conditions. This plan comprehends two cycles, one expired in 2009 and another expired in 2010. This plan provided for settlement in stock of Santander Spain to the participants and was classified as an equity plan. Accordingly, the Company recognized monthly compensation expense over the two- and three-year cycles and credited additional paid-in capital.

- A long-term incentive plan for certain eligible officers and key employees, which contains service, performance, and market conditions. This plan comprehends one cycle expiring in 2011. This plan provides for settlement in stock of Santander Spain to the participants and is classified as an equity plan. Accordingly, the Company recognizes monthly compensation expense and credits additional paid-in capital.

- A long-term incentive plan for certain eligible officers and key employees, which contains service, performance, and market conditions. This plan comprehends one cycle expiring in 2012. This plan provides for settlement in stock of Santander Spain to the participants and is classified as an equity plan. Accordingly, the Company recognizes monthly compensation expense and credits additional paid-in capital.

9. INCOME TAXES

The Company is subject to Puerto Rico income tax at statutory rates ranging from 20% to 40.95%. Under the provisions of the Puerto Rico Tax Reform Act of 1987, the Company is subject to regular tax or the alternative minimum tax, whichever is higher. Income on certain securities owned is exempt from Puerto Rico income tax.

Under the Puerto Rico Income Tax Law, the Company and the Subsidiary are treated as separate taxable entities and are not entitled to file consolidated tax returns.

At December 31, 2010, the Company has recognized a deferred tax asset amounting to $2,781,035 mostly related to the long-term incentive plans and employee benefit plan and a deferred tax liability amounting to $6,023,640, which relates to the excess of the book basis over the tax basis of goodwill. The resulting net deferred tax liability of $3,242,605 is reported in the accompanying consolidated statement of financial condition.

As of December 31, 2010, the Company had accrued interest and penalties amounting to $123,727. The amount of unrecognized tax benefits may increase or decrease in the future for various reasons including adding amounts for current tax year positions, expiration of open income tax returns due to the statutes of limitation, changes in management's judgment about the level of uncertainty, status of examinations, litigation and legislative activity, and the addition or elimination of uncertain tax positions. As of December 31, 2010, the years 2006 through 2009 remain subject to examination by the taxing authorities in Puerto Rico. The Company does not anticipate a significant change to the total amount of unrecognized tax benefits within the next 12 months.

10. STOCKHOLDER'S EQUITY AND NET CAPITAL REQUIREMENTS

The Company is subject to SEC Rule 15c3-1 and has elected to compute its regulatory net capital requirement in accordance with the alternative net capital computation. The Company has entered into a clearing agreement (the "Agreement") with Pershing LLC (the "Clearing Broker"), which is a member of various stock exchanges and is subject to the rules and regulations of such organizations, as well as those of the SEC. The Clearing Broker has agreed to establish a separate reserve account for proprietary assets held by the Company, so that the Company can treat these assets as allowable assets under SEC Rule 15c3-1. The Clearing Broker will perform a separate computation for proprietary accounts of the Company in accordance with the customer reserve computation set forth in SEC Rule 15c3-3 with various modifications. Under the alternative net capital computation, net capital, as defined, shall not be less than $250,000. At December 31, 2010, the Company had net regulatory capital, as defined, of $47,661,189, which was $47,411,189 in excess of its required regulatory net capital.

11. CONTINGENCIES AND COMMITMENTS

The Company is involved as plaintiff or defendant in a variety of routine litigation incidental to the normal course of business. Management believes, based on the opinion of legal counsel, that it has adequate defense with respect to such litigation and that any losses therefrom will not have a material adverse effect on the consolidated consolidated financial position of the Company.

Under the terms of the Agreement, the Clearing Broker clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Company has agreed to maintain a deposit of $100,000 and to indemnify the Clearing Broker for losses that it may sustain from the Company's customers. As of December 31, 2010, there were no obligations to the Clearing Broker under this provision of the Agreement.

The Company leases office space under three operating lease agreements, which expire in June 2014, November 2014, and November 2016. The future minimum lease payments under these noncancellable operating leases at December 31, 2010, are as follow:

Years Ending December 31	**Amount**
2011	$1,224,599
2012	1,242,154
2013	1,384,415
2014	1,264,446
2015	190,907
Thereafter	179,783
Total	$5,486,304

12. EMPLOYEE BENEFIT PLAN

The Company has a deferred arrangement profit sharing 1165(e) plan (the "Plan"), which became effective on January 1, 1997. The Plan provides for Company contributions based on compensation of eligible employees, as defined. The Company did not make contributions to the Plan in 2010. The Company's contribution becomes 100% vested once the employee attains five years of service.

13. VARIABLE INTEREST ENTITIES

Variable interest entities (VIEs) are entities that either have a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest (i.e., ability to make significant decisions, through voting rights, right to receive the expected residual returns of the entity, and obligation to absorb the expected losses of the entity). The FASB amended on June 2009 the guidance applicable to VIEs and changed how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

The Corporation has variable interests in certain investments that have the attributes of investment companies. However, in January 2010, the FASB decided to make official the deferral of FASB ASC Subtopic 860-10, *Transfers and servicing*, for certain investment entities. The deferral allows asset managers that have no obligation to fund potentially significant losses of an investment entity to continue to apply the previous accounting guidance to investment entities that have the attributes of entities subject to FASB ASC Topic 946, *Financial Services — Investment Companies*. The FASB also decided to defer the application of this guidance for money market funds subject to Rule 2a-7 of the Investment Company Act of 1940. Asset managers would continue to apply the applicable existing guidance to those entities that qualify for the deferral.

14. SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 25, 2011, the date the consolidated financial statements were available to be issued.

On January 31, 2011, Governor Luis G. Fortuño signed Act No. 1 of 2011, enacting a new Puerto Rico Internal Revenue Code ("2011 Tax Code"), repealing the tax code of 1994, as amended, almost in its entirety. The 2011 Tax Code reduces the maximum effective corporate income tax rate from 40.95% (including a temporary three-year special additional tax of 5%) to 30%. The 2011 tax code repealed the temporary 5% additional special tax enacted under the Act No. 7 of2009. After 2013, the maximum statutory tax rate reduces to 25% to the extent that the Government of Puerto Rico meets certain fiscal tests. Also, the 2011 Tax Code reduces the alternative minimum tax rate from 22% to 20%. These changes are effective for periods commencing after December 31, 2010.

The Company measures deferred tax assets and liabilities using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability are expected to be settled or realized. In 2011, as a result of the change in effective tax rates, the Company will record an adjustment of approximately $2.3 million reducing existing net deferred tax liabilities.

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